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                           August 18, 2022

       Wenxian Fan
       Chief Executive Officer
       Pony Group Inc.
       Engineer Experiment Building, A202
       7 Gaoxin South Avenue, Nanshan District
       Shenzhen, Guangdong Province
       People   s Republic of China

                                                        Re: Pony Group, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 333-234358

       Dear Ms. Fan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Item 1. Business, page 1

   1. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the
legal and operational risks associated with China-based companies.
                                                        For additional
guidance, please see the Division of Corporation Finance   s Sample Letter
                                                        to China-Based
Companies issued by the Staff in December 2021, and in particular sample comments 1
through 11. To the extent the Sample Letter requests disclosure on a prospectus cover page
or prospectus summary, such disclosure should be provided in Item
                                                        1 of Form 10-K and,
with respect to the discussion of the transfer of cash within the company, such
disclosure should be provided in Item 7 of Form 10-K. In this regard, we note your
China-specific disclosure in your risk factors but not in the introductory discussion of your
business. In your response, show us the proposed revised disclosure
 Wenxian Fan
Pony Group Inc.
August 18, 2022
Page 2
         that you undertake to include in future filings.

"There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.", page 15

2. We note your disclosure that "the Measures for Cybersecurity Review (2021 version) was promulgated and took effect on February 15, 2022." As such rules are now in effect, please revise your disclosure that "[t]here remains uncertainties as to when the final measures will be issued and take effect." In connection therewith, explain how such oversight impacts your business and ability to conduct offerings and to what extent you believe you are compliant with the regulations or policies that have been issued by the
         Cyberspace Administration of China (CAC) to date. In your response, show us the proposed revised disclosure that you undertake to include in future filings.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any questions.



FirstName LastNameWenxian Fan                               Sincerely,
Comapany NamePony Group Inc.
                                                            Division of
Corporation Finance
August 18, 2022 Page 2                                      Office of Trade &
Services
FirstName LastName